CATALYST PAPER CORPORATION

ANNUAL INFORMATION FORM

March 3, 2011

TABLE OF CONTENTS

Documents Incorporated By Reference	1
Glossary Of Terms	1
Forward Looking Statements	1
Incorporation	2
Corporate Profile	4
Three Year History	5
Competitive Strengths	10
Business Strategy	12
Lines Of Business	13
Competition	17
Fibre Supply	17
Properties	18
Human Resources	19
Environment	19
Social Responsibility	22
Research And Development	23
Capital Expenditures	23
Capital Structure	24
Foreign Operations	24
Risk Factors	24
Legal Proceedings	24
Dividends	24
Ratings	24
Market For Securities	27
Material Contracts	27
Transfer Agent And Registrar	29
Audit Committee Information	29
Corporate Governance	31
Directors And Officers	31
Interests Of Experts	33
Additional Information	33
Glossary Of Terms	35

CATALYST PAPER CORPORATION

ANNUAL INFORMATION FORM

(with respect to the year ended December 31, 2010)

DOCUMENTS INCORPORATED BY REFERENCE

Certain specifically identified sections of the audited consolidated financial statements of Catalyst Paper Corporation for the fiscal year ended December 31, 2010 (the “2010 Financial Statements”), the report of the auditors thereon dated March 2, 2011, and management’s discussion and analysis thereof (the “2010 Annual Report”) filed with the securities commission or similar authority in each of the provinces of Canada, are incorporated by reference into and form an integral part of this Annual Information Form.  The 2010 Annual Report is available on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

In this Annual Information Form, unless otherwise specified, “Catalyst”, the “Corporation”, “we”, “us”, and “our” refer to Catalyst Paper Corporation and its subsidiaries and affiliates.  Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.

A Glossary of Terms is included on page 35.
FORWARD LOOKING STATEMENTS

Certain statements and information in this Annual Information Form are not based on historical facts and constitute forward-looking statements or forward looking information within the meaning of Canadian securities laws  and the U.S. Private Securities Litigation Reform Act of 1995 (“forward looking statements”), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.

Forward-looking statements:

•	are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future;

•
can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of such words or phrases;

•	reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:

o	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
o	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
o	our ability to successfully obtain cost savings from our cost reduction initiatives;
o	our ability to implement business strategies and pursue opportunities;
o	expected cost of goods sold;
o	expected component supply costs and constraints; and
o	expected foreign exchange and tax rates;

•
while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events.  These risk factors and others are discussed in this Annual Information Form and in Management’s Discussion and Analysis for the financial year ended December 31, 2010, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Certain of these risks are:

o	the impact of general economic conditions in the countries in which we do business
o	conditions in the capital markets and our ability to obtain financing and refinance existing debt;
o	market conditions and demand for our products (including declines in advertising and circulation);
o	the implementation of trade restrictions in jurisdictions where our products are marketed;
o	fluctuations in foreign exchange or interest rates;
o	raw material prices (including wood fibre, chemicals and energy);
o	the effect of, or change in, environmental and other governmental regulations;
o	uncertainty relating to labour relations;
o	the availability of qualified personnel;
o	legal proceedings;
o	the effects of competition from domestic and foreign producers; and
o	the risk of natural disaster and other factors many of which are beyond our control.

As a result, no assurance can be given that any of the events or results anticipated by such forward looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition.  Readers are cautioned not to place undue reliance on these forward-looking statements.  We disclaim any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.
INCORPORATION

We were formed on September 1, 2001 by the amalgamation under the Canada Business Corporations Act of Norske Skog Canada Limited and Pacifica Papers Inc.  On October 3, 2005 we changed our name to Catalyst Paper Corporation.

Catalyst’s principal predecessor was British Columbia Forest Products Limited, which was a company formed by the amalgamation under the laws of the Province of British Columbia on December 30, 1971 of its predecessor company, incorporated by certificate of incorporation, with memorandum and articles, under the laws of the Province of British Columbia on January 31, 1946, and 24 of its wholly owned subsidiaries.   On September 2, 1988, British Columbia Forest Products Limited changed its name to Fletcher Challenge Canada Limited.   Prior to July 2000, 50.76% of Fletcher Challenge Canada Limited was owned by Fletcher Challenge Limited of New Zealand (“Fletcher Challenge New Zealand”).  In July 2000, Norske Skogindustrier ASA completed a transaction with Fletcher Challenge New Zealand whereby all of the business and assets of Fletcher Challenge New Zealand’s paper division worldwide were acquired by Norske Skogindustrier ASA.  As part of this transaction, Norske Skogindustrier ASA acquired Fletcher Challenge New Zealand’s 50.76% interest in Fletcher Challenge Canada Limited.  On December 15, 2000, Fletcher Challenge Canada Limited changed its name to Norske Skog Canada Limited.

As a result of the amalgamation with Pacifica Papers Inc. and subsequent equity issues, Norske Skogindustrier ASA’s interest in Catalyst decreased to 29.4%.  On February 16, 2006 Norske Skogindustrier ASA sold its remaining 29.4% interest in Catalyst by way of a secondary offering.

Pacifica Papers Inc.’s predecessor was Pacifica Papers Limited Partnership.  On June 8, 1998 Pacifica Papers Limited Partnership, through its indirect wholly owned subsidiary, Pacifica Papers Acquisition Company Ltd., acquired all the shares of MB Paper Limited from MacMillan Bloedel Limited.  On March 12, 1999 the unitholders of Pacifica Papers Limited Partnership approved a reorganization pursuant to which Pacifica Papers Limited Partnership changed its corporate form from a partnership to a corporation.  As part of this reorganization, 28,750,000 common shares of Pacifica Papers Inc. were distributed to all the unitholders of Pacifica Paper Limited Partnership in exchange for their partnership units on a one for one basis.

In October 2006 Third Avenue Management LLC (“TAM”) announced that client accounts managed by TAM beneficially owned 81,503,313 common shares of Catalyst, representing 37.97% of the outstanding common shares, and that TAM exercised control or discretion over such shares as portfolio manager.   TAM also announced that it had authority to vote approximately 95% of such shares.  In connection with a rights offering completed in April 2008, client accounts managed by TAM acquired an additional 59,856,422 common shares.  TAM has advised the Corporation that, as at February 24, 2011 TAM exercises control or direction over 129,297,001 common shares representing approximately 33.87% of the issued and outstanding common shares and TAM has voting control over 119,535,373 common shares, representing 31.22% of the issued and outstanding common shares.

Our head and registered office is located at 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3.

We own all of the issued and outstanding shares of the following principal subsidiaries:

Subsidiaries	Jurisdiction
Elk Falls Pulp and Paper Limited	British Columbia
Catalyst Paper Finance Limited	British Columbia
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia
Catalyst Paper Energy Holdings Ltd.	Canada
Catalyst Paper (USA) Inc.	California
Catalyst Paper Holdings Inc.	Delaware
Catalyst Paper (Snowflake) Inc.	Delaware
Catalyst Paper Recycling Inc.	Delaware
Pacifica Papers Sales Inc.	Delaware
Pacifica Poplars Ltd.	British Columbia
Pacifica Poplars Inc.	Delaware
Pacifica Papers U.S. Inc.	Delaware
The Apache Railway Company	Arizona

We are a partner of the British Columbia general partnership Catalyst Paper.  We hold a 71.3% interest in the partnership and our subsidiary, Catalyst Pulp Operations Limited, holds the remainder.  We also own 50.001% of Powell River Energy Inc., a Canadian corporation, which owns hydroelectric assets that provide power to our Powell River mill.

CORPORATE PROFILE

We are the largest producer of mechanical printing papers in western North America.  We also produce NBSK pulp. Our business is comprised of three business segments: specialty printing papers, newsprint and pulp. Specialty printing papers include coated mechanical, uncoated mechanical and directory paper. We are the only producer of coated mechanical paper and soft-calendared mechanical paper in western North America.

Our four pulp and paper operations are located at Crofton on the east coast of Vancouver Island, British Columbia, Port Alberni on central Vancouver Island, Powell River on the west coast of the British Columbia mainland, and at Snowflake, Arizona.

The chart below represents our expectation as to mill capacity in 2011, in thousands of tonnes, among the different product lines that can be produced at each mill.  Capacity per product can vary as some of our paper machines are capable of producing more than one product line.

2011 CAPACITY BY MILL LOCATION AND PRODUCT LINE 1
		Specialty printing papers 1			Newsprint 1	Market Pulp		Total
Mill location	Number of paper machines	Uncoated mechanical	Coated Mechanical	Directory	Newsprint	NBSK pulp
Crofton, B.C. 2	3	-	-	145,000	291,000	310,000	3	746,000
Port Alberni, B.C.	2	-	223,000	115,000	-	-		338,000
Powell River, B.C.	3	449,000	-	-	30,000	-		479,000
Snowflake, Arizona	2	48,000	-	-	289,000	-		337,000
Total capacity (tonnes)	10	497,000	223,000	260,000	610,000	310,000		1,900,000
% of total capacity		26%	12%	14%	32%	16%		100%

1. Capacities expressed in the above table can vary as we are able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2.
We have indefinitely curtailed the No. 1 paper machine at Crofton, removing the equivalent of 140,000 tonnes of newsprint production on an annualized basis.  The capacity and number of machines noted in the above table have not been adjusted to reflect this indefinite curtailment.

3.	Total pulp capacity at Crofton is 370,000 tonnes, of which 310,000 tonnes are designated as market pulp with the remainder 60,000 tonnes being consumed internally.

Specialty Papers

Our specialty printing papers can be manufactured on all of our paper machines.  The specialty paper business segment has a total annual production capacity of 980,000 tonnes in 2011.

Specialty printing paper products represent our largest business segment, generating 57% of our 2010 consolidated sales revenue (68% for 2009).  Our customer base consists primarily of retailers, magazine, catalogue and book publishers, commercial printers and telephone directory publishers.  Specialty printing paper products are sold primarily by our sales and marketing personnel in North America, and through distributors and agents in other geographic markets.  In 2010, 89% of our specialty paper sales volumes were with customers in North America.

In 2010 we introduced Pacificote as the latest addition to our family of coated mechanical paper products. Its brightness, high gloss and superior printability make it ideal for magazine, catalogue, insert and direct mail advertising applications printed on heatset offset presses. We also launched Electrabrite Book, caliper-controlled papers for book publishers, Electrabrite 100% recycled hi-bright grade papers produced at Snowflake and E-Star Max, an 84-bright uncoated mechanical grade for commercial printing.  In addition we introduced our Sage line of products.  Each of our Sage products meets rigorous environmental standards with respect to verified fibre sources, carbon neutral manufacturing processes and supply chain/chain of custody management.

Newsprint

Newsprint can be manufactured on three paper machines in British Columbia at Crofton and Powell River and two paper machines in Snowflake, Arizona.  The newsprint business segment has a current total annual production capacity of 610,000 tonnes in 2011.

Newsprint sales generated 25% of our 2010 consolidated sales revenue (26% for 2009).  The newsprint customer base consists primarily of newspaper publishers located in western and central North America, Asia and Latin America.  In 2010, 72% of our newsprint sales volumes were with customers in North America.

Pulp

Our pulp segment consists of northern bleached softwood kraft (“NBSK”) pulp manufactured on two production lines at the Crofton mill, which has a total annual production capacity of 370,000 tonnes, of which approximately 60,000 tonnes represent capacity being consumed internally. The pulp business segment has a total annual NBSK market production capacity of 310,000 tonnes in 2011.

Pulp sales generated 18% of our 2010 consolidated sales revenue (6% for 2009) .  In 2010, 99% of our pulp sales volumes were with customers in Asia.

The pulp customer base includes producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products.  Pulp is sold primarily by sales and marketing personnel based in Canada, and through a network of agents in locations throughout the world.

THREE YEAR HISTORY

Executive Changes

Kevin J. Clarke was appointed President and Chief Executive Officer on June 21, 2010. Richard Garneau tendered his resignation as President and Chief Executive Officer in January 2010 and left the Corporation on May 31, 2010.  Denis Jean, a director of the Corporation who held this position on an interim basis until Mr. Clarke’s appointment, continues as a member of the Board of directors.

Note Exchange Transaction and Financing

In March, 2010, we issued US$280.4 million of new 11.0% senior secured notes, due December 2016 in exchange for US$318.7 million of our 8.625% senior unsecured notes due June 2011 (“2011 Notes”).  We also purchased US$9.5 million of our 2011 Notes for US$8.9 million in September, 2010. As of December 31, 2010, US$26.0 million of 2011 Notes remained outstanding. We redeemed all of the outstanding 2011 Notes in February, 2011.

In May, 2010, we issued US$110.0 million of Class B 11.0% senior secured notes due December, 2016. The Class B 11.0% senior secured notes rank equally in right of payment with all of our existing and future 11.0% senior secured notes.  The 11.0% senior secured notes are secured on a first-priority basis by all of the company’s assets, with the exception of assets securing our $330 million revolving asset based loan facility.

Permanent Closure of the Elk Falls Paper Mill and the Coquitlam Paper Recycling Facility

We permanently closed our Elk Falls paper mill in Campbell River, B.C., and our Coquitlam paper recycling facility during the third quarter of 2010 in light of weak markets for commodity paper grades combined with uncompetitive manufacturing costs, including labour, municipal taxes, fibre, and other input costs.  Closure of our Elk Falls mill reduced our combined annual paper production capacity by 526,000 tonnes. We have incurred total severance costs to date of $9.7 million as a result of the closure of the Elk Falls mill and paper recycling facility. Asset-impairment and closure costs were $294.5 million.

In 2008, we permanently closed the sawdust pulp and white top linerboard operations at our Elk Falls mill as a result of the unavailability of sawdust fibre.  Closure of these operations removed 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual white top linerboard capacity.  We  incurred total severance costs of approximately $19 million to date as a result of this closure.  The associated after tax asset impairment charge was $101 million.

Production Curtailment

The following table summarizes pulp and paper production curtailment in 2010:

2010 Production Curtailment (000 tonnes)	Specialty Printing Papers (1)	Newsprint (2)	Pulp (3)	Total
Q1	39	129	31	199
Q2	38	128	7	173
Q3	0	35	0	35
Q4	0	35	0	35
Total	77	327	38	442

(1)	Market-related curtailment relates to Elk Falls machines
(2)	Market-related curtailment comprised of 187,000 tonnes of newsprint on Elk Falls machines and 140,000 tonnes on Crofton C1 machine which was curtailed throughout the year.
(3)	Market-related curtailment relates to second pulp product line at Crofton which was curtailed until late April, 2010.

All three Elk Falls paper machines were curtailed and then permanently shutdown in September, 2010 while the Crofton C1 paper machine was indefinitely curtailed on January 21, 2010 as a result of reduced customer demand and high operating costs.  The second line of pulp at Crofton, which had been curtailed indefinitely on March 8, 2009, was restarted in April 2010 bringing the pulp operation back to full capacity.

Cogen Arbitration Settlement

On November 20, 2009, we settled the arbitration proceeding relating to our 20 year energy services agreement with Island Cogeneration No. 2. Inc. (“Cogen”).  This arbitration was a result of our declaration of force majeure under the energy services agreement due to the permanent closure of our Elk Falls pulp mill in November 2008 as a result of the unavailability of sawdust fibre.  This settlement terminated the energy services agreement and our contingent liability for energy not purchased.  Subject to subdivision approval, we have agreed to transfer to Cogen, land currently leased by Cogen upon which its energy facility is located.  We have also granted certain easements and access rights to Cogen to facilitate the independent operation of the energy facility.  In addition, Cogen has agreed to take steps to eliminate its reliance on us for certain services and we have agreed to cooperate with Cogen in that regard.

Green Transformation Program Credits

In October 2009, we were allocated $18 million of credits under the Canadian federal government’s “Green Transformation Program”.  In 2010 we submitted proposals to access these credits for two capital projects to improve energy efficiency, a $5 million project at our Port Alberni mill to improve combustion efficiency and environmental performance of its biomass boiler and a $13 million project at our Powell River mill to increase the electrical generation of the existing generator by approximately 18MW. We received funding approval for these projects in February, 2011 and are scheduled to complete each project in advance of the March 31, 2012 spending deadline.  Funding will be applied as capital expenditures are incurred towards approved projects with program payments released quarterly based on costs incurred during each quarterly period.

Defined Benefit Pension Plans Funding

In October 2009, the B.C. Superintendent of Pensions granted us a five-year extension of the time period within which amortization payments for solvency deficiencies are required to be made with respect to certain of our defined benefit pension plans.  The extension is effective as of July 1, 2009 and amortizes our solvency contribution payment obligations over the ten year period ended December 2017, instead of the five year period ended December 2012.  As a result, our cash payments to the respective plans were reduced by $2.9 million for the second half of 2009, and $5.7 million for 2010, for a total reduction of $8.6 million to the end of 2010.  The payment schedule beyond 2010 will be established by the next formal actuarial valuation which is to be as at December 31, 2010 and is required to be filed no later than September 27, 2011.

Powell River Joint Venture Refinancing

In 2009, Powell River Energy Inc., in which we are a 50.001% joint venture partner, refinanced its $75 million of 6.387% first mortgage bonds through the issuance of $95 million of 6.447% first mortgage bonds maturing in 2016.  These bonds are non-recourse to us.

Property Tax Dispute

We continue to pursue a fair and sustainable level of municipal property taxes for major industry in the B.C. communities in which we operate.

During 2010, our petitions for judicial review of 2009 property taxes in the four municipalities in which our B.C. paper mills are located (Campbell River, North Cowichan, Port Alberni and Powell River) were dismissed and we appealed those decisions to the B.C Court of Appeal. After our appeal of the North Cowichan decision was dismissed, we abandoned the appeals of the other three decisions and paid all outstanding 2009 property taxes, penalties and interest. On October 28, 2010, the Supreme Court of Canada granted us leave to appeal the B.C. appeal court decision on the 2009 North Cowichan property taxes. The appeal to the Supreme Court of Canada is expected to be heard in October 2011.

We have also pursued remedies outside of the courts and on April 9, 2010 entered into an agreement in principle with the City of Powell River to reduce the annual major industry property taxes we pay to $2.25 million per year for the next five years and to jointly pursue arrangements that would enable a 20-year service agreement valued at $3.5 million over five years, under which we would treat the City’s liquid waste using the Powell River mill’s effluent system and burn the City’s bio-solids in the mill’s wood waste boiler.

In 2010 we paid the full $12.8 million of 2010 property taxes levied by three of the four B.C. municipalities where we have mills and paid municipal taxes of $1.5 million and provincial taxes of $0.9 million of the $6.4 million of 2010 property taxes levied by the District of North Cowichan pending the outcome of the appeal to the Supreme Court of Canada regarding the 2009 taxes.  We also filed a petition with the Supreme Court of B.C. on the 2010 property taxes levied by the District of North Cowichan. The amount of unpaid property taxes, together with interest and 10% penalty for late payment, was $4.4 million as of March 2, 2011.  Our property tax expense and liability has been recorded based on the full amount of property taxes levied for 2010.

On June 14, 2010, we filed a petition with the B.C. Supreme Court on the Strathcona Regional District portion of the property taxes levied by the City of Campbell River for 2010 on the basis that an improper ratio was used in the calculation.  The Court had found in our favour on this point in our appeal of the 2009 property taxes in the previous year but our petition respecting the 2010 calculation was dismissed on January 14, 2011.

Manning and Cost Reductions

One of the paper machines at Elk Falls was indefinitely curtailed in 2008 and the other two paper machines at Elk Falls were indefinitely curtailed in 2009.  The Crofton C1 paper machine was indefinitely curtailed in January 2010 after having been temporarily curtailed since December 23, 2009. During the first quarter of 2010, the company incurred $14.1 million in severance costs for approximately 300 employees including employees who were impacted by the extended curtailment of our Elk Falls paper operations and indefinite closure of Crofton C1 paper machine and the paper recycling facility.

During 2010, we implemented previously announced changes to salaried employee and retiree pension and benefit plans, including the cessation of benefits related to future service under the defined benefit pension plans and a reduction in the company-provided contribution rate under the defined contribution pension plans from 7% to 5%.  We also changed the design of our extended health and other benefits plan to include core coverage paid by the company with optional enhanced coverage, deductibles and dispensing fees paid by employees and introduced a 50/50 cost-sharing arrangement for provincial medical services plan premiums.  In addition, annual vacation entitlements were limited to 5 weeks per employee and supplemental vacation benefits were eliminated on a prospective basis.

In April 2008 we implemented workforce reductions at our Crofton mill of 82 positions as the mill took steps to improve its overall cost structure. In 2009, we implemented a restructuring plan for our Powell River paper mill, jointly developed with Locals 1 and 76 of the Communications, Energy and Paperworkers Union of Canada (“CEP”), to improve cost competitiveness. In 2009, we also announced further staffing reductions in light of the global economic recession and deteriorating economic conditions affecting 42 staff at our Richmond and Nanaimo offices.

In September, 2009 we reached agreement with the Pulp, Paper and Woodworkers of Canada (“PPWC”) Local 2 union regarding manning structures and work practice changes in connection with the restart of one of the pulp production lines at the Crofton pulp mill.

Port Alberni Production Restructuring

In 2008 we reached new labour agreements with the CEP locals at our Port Alberni mill designed to improve our labour cost structure at the mill and resulting in $14.6 million of early retirement and severance costs.  To further lower operating costs at the mill, we made improvements at a total capital cost of approximately $8 million to the thermo-mechanical pulp (TMP) facility at the mill which enabled us to displace higher cost pulp.  As a result, Paper Machine #4 was restarted in May 2008.

Renewal of Collective Agreements and Cost Reduction Initiatives

In 2009 we reached agreement with two of the unions at our Snowflake mill (the International Brotherhood of Electrical Workers and the United Steelworkers) to extend the terms of our collective agreements with them from 2010 to 2011.  In November 2008, we reached agreement on the renewal of collective agreements with the CEP locals at our Crofton, Elk Falls and Powell River paper mills and with the PPWC at our Crofton pulp mill.  The agreements have a four year term, expiring April 30, 2012, and include a commitment to complete plans which will assist us in improving our cost structure.

Refinancing of Revolving Credit Facility

In 2008 we replaced our $350 million revolving credit facility with a $330 million revolving asset based loan facility maturing August 2013 (the “ABL Facility”).  The ABL Facility was used to refinance existing debt under our revolving credit facility and provides for ongoing working capital, capital expenditure requirements as well as for general corporate purposes.  Collateral consists of accounts receivable, inventories, cash and a first charge on the property, plant and equipment of our Snowflake mill.  The ABL Facility includes financial covenants to maintain shareholder equity above $346.2 million (as at December 31, 2010), to maintain excess availability of not less than $35 million and to not make capital expenditures in excess of 120% of the annual budget.

Closure of Smurfit-Stone Container Corporation’s Corrugating Medium Machine at the Snowflake Mill

In 2008, Smurfit-Stone Container Corporation Enterprises Inc. ceased operation of its corrugating medium machine at the Snowflake site.  The corrugating medium machine (“PM2”) was owned by Smurfitt-Stone and was operated by us under the terms of an operating agreement that terminated in 2008. As required by the operating agreement, Smurfitt-Stone reimbursed us for employee severance and retraining costs associated with the closure, purchased all relevant inventories and removed PM2 from the mill site.  The consequential workforce reduction of 101 employees partially mitigated the impact of the closure on the Snowflake operation’s cost structure.

Acquisition of Snowflake Mill and Related Rights Offering

In 2008, we acquired our Snowflake mill from Abitibi Consolidated Sales Corporation for a total cost of $172.2 million, including working capital adjustments and transaction costs.  The mill has a total annual production capacity for 2011 of 289,000 tonnes of newsprint and 48,000 tonnes of specialty printing papers.  The acquisition was financed through a combination of our revolving credit facility and a $125 million rights offering.  Under the rights offering each holder of record of our common shares as of the close of business on March 11, 2008 received one right for each common share held.  Each 1.285 rights entitled the holder to purchase a subscription receipt of Catalyst for an exercise price of $0.75 per subscription receipt.  Each subscription receipt was converted into one common share of Catalyst concurrent with the closing of the Snowflake acquisition.  The rights offering was supported by Third Avenue International Value Fund, our largest shareholder, pursuant to an oversubscription agreement, and by the backstop obligations of the two dealer managers.  The rights offering resulted in the issuance of 167,069,361 Catalyst common shares for gross proceeds of $125,302,021.

British Columbia Carbon Tax

On February 20, 2008 the British Columbia government announced a broad-based carbon tax on fossil fuels, commencing July 1, 2008.  The initial tax rate in 2008 was $10 per tonne of carbon-dioxide equivalent emissions, increasing in $5 per tonne increments each year to reach $30 per tonne by 2012. The tax applies to gasoline, diesel fuel, natural gas and other fossil fuels.  We are a significant consumer of fossil fuels, both directly in our operations and through our reliance on fossil fuel powered transportation for the delivery of products and supplies.  Although the intention is that the carbon tax will be, in the aggregate, revenue neutral, we are unable, in the short term, to take advantage in a material way of other tax initiatives designed to offset the carbon tax.  The tax increased our operating costs in the second half of 2008 by approximately $1.2 million, in 2009 by $2.4 million and $2.6 million in 2010.

Fibre Costs and Supply

Our fibre costs and supply have been significantly affected by a number of events over the last three years.  The deterioration in the U.S. housing market and poor lumber market conditions in 2008 and 2009 resulted in the curtailment or permanent shutdown of a number of sawmills thereby reducing our fibre supply. As we took extensive market related curtailment during 2008 and 2009, this reduction in available fibre did not affect our production levels in those years, other than the permanent closure of our Elk Falls pulp and white top linerboard operation in 2008. Our production levels were not impacted by fibre shortages in 2010.

COMPETITIVE STRENGTHS

We believe that we have the following competitive strengths

●
Cost-Competitive Manufacturing.  Our financial results are driven by our manufacturing costs, particularly with respect to furnish costs, energy prices and usage and labour costs.  We are focused on reducing these costs and improving margins, while maintaining or improving the quality of our products.  There is a particular focus on finding ways to improve controllable operating costs and on developing more flexible and efficient work practices at the mills that will reduce manufacturing costs in the aggregate and create a shift in the proportion of fixed to variable costs.  We were able to implement workplace reductions at a number our mills in 2008 and 2009 and have made significant capital expenditures over the past six years to shift production towards higher-margin printing papers, reducing unit production costs, increasing machine productivity, improving product quality, and meeting or exceeding environmental regulations.

●
Strong Market Position.  We are the largest producer and marketer of printing papers (newsprint and specialty printing papers) in western North America with production capacity of approximately 1.9 million tonnes of paper and pulp.  We are the only producer of coated mechanical and supercalendered papers in western North America and the largest producer of glossy paper in the region. At Snowflake we produce 100% recycled paper that has Forest Stewardship Council (FSC) certification.

●
Diversified Product Mix and Product Development.  We are focused on optimizing our product mix by developing higher value grades and introducing new product lines, which allow us to exploit niche opportunities in the marketplace.  During 2009 we broadened the product mix at our Snowflake mill from recycled newsprint to include a small amount of recycled uncoated mechanical grades and continued to increase the production of recycled uncoated mechanical grades in 2010.  In 2010 we introduced PacificoteTM , a high brightness and high gloss paper with superior printability ideal for magazine, catalogue, insert and direct mail advertising applications, as the latest addition to our family of coated mechanical paper products.  We also launched ElectrabriteTM Book,  a range of caliper-controlled grades for book publishers,  Electrabrite 100% recycled hi-bright grade papers produced at Snowflake and E-Star Max, an 84-bright uncoated mechanical grade for commercial printing. These are our most recent additions to our expansive range of Electra-paper grades that include Electraprime™ (a soft-calendered, high-brightness paper designed to compete as an alternative to traditional supercalendered grades and used primarily for advertising inserts and flyers), Electrastar™ (a super high-brightness grade designed for applications in which brightness is a desirable characteristic such as inserts and specialty newspapers), Electrabrite Lite (a lighter basis weight, high-brightness product that is used by newspapers and retailers) and Electracote Brite (a brighter, heavier-coated paper ideal for magazines, catalogue or retail insert applications as an attractive alternative to more expensive coated grades). We also introduced our Sage line of specialty printing papers in 2010 which allows us to offer the Pacificote and Electra grades as being manufactured carbon-neutral from certified wood fibre from sustainably managed forests with documented verification. These more specialized products generally provide higher margins and improved demand prospects than standard commodity grades.  We manage fluctuations in demand for our products through our ability to switch production between products and machines, particularly newsprint, directory, and machine-finished uncoated mechanical grades.

●
Diversification.  The acquisition of the Snowflake mill enhanced our geographic, fibre and currency diversification while increasing our market share.  The Snowflake mill is the only mechanical papers mill within a 1,600 kilometre (1,000 mile) radius.  This provides delivery and customer service advantages in key western American states with large and growing metropolitan populations such as Phoenix, Arizona, Los Angeles and San Diego, California and Denver, Colorado.  The mill’s primary raw material is old newspaper (“ONP”).  ONP is exposed to different market forces than the woodfibre used by our virgin fibre newsprint mills in Canada.  Current challenges in the U.S. housing market have reduced sawmilling activity, which in turn has reduced the availability of virgin fibre in Canada.  While ONP is also subject to market forces, these generally differ significantly from the primary drivers of virgin fibre cost and availability. The challenges for ONP include a limited supply due to decreasing consumption of newspapers in the U.S. as well as increased demand for recovered paper in Asia. The Snowflake mill also provides us with a natural hedge against fluctuations in the Canadian to U.S. dollar exchange rate.  As a U.S. based facility, the Snowflake mill’s margins have not been impacted in the way that Canadian mills have as a result of the strengthening of the Canadian dollar relative to the U.S. dollar.

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Efficient Supply Chain Management Practices.  Distribution costs have a significant impact on net sales realizations. Our strong and flexible distribution network optimizes all transportation modes available to us, such as barge, truck, rail and break bulk and container shipping.  Controlling key elements of our supply chain has allowed us to control costs while achieving a high on time delivery performance and low damage levels especially to west coast print sites where our strategic importance to customers is highest.  Our Crofton mill site directly ships break bulk to offshore customers via regularly scheduled vessels.  We operate a central distribution centre in Surrey, B.C. which continuously receives volumes from our three British Columbia manufacturing sites and then ships via rail, truck and container to our customers.  This allows us to choose the most cost effective transportation mode in conjunction with customer requirements.  We also lease or otherwise have available 635 rail cars to ensure adequate supply and weight loads are maximized with the use of organization software.  We lease five paper barges which we use in conjunction with third party providers to transport our products to the Surrey distribution centre.  At Snowflake we balance inbound ONP paper with outbound finished product deliveries to minimize transportation costs.

BUSINESS STRATEGY

Our objective is to return to profitability and maximize cash flows by focusing on reducing manufacturing costs and optimizing our brands and customer base in a socially responsible manner. Our strategy is more fully described in management’s discussion and analysis section “Strategy” of the 2010 Annual Report, which is incorporated by reference herein.  Key principles of our strategy include:

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Financial Performance and Flexibility. Targeting adequate liquidity and the continued ability to finance growth and generate positive cash flow. See “Three Year History” – Note Exchange Transaction and Financing”.

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Cost Competitive Manufacturing.  Our manufacturing costs are key to being competitive in a cyclical business like ours particularly with respect to furnish, energy and labour. We continually examine all areas of our business for cost reduction opportunities. See “Competitive Strengths – Cost Competitive Manufacturing and Efficient Supply Chain Management Practices”.

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Product Mix and Positioning.  Developing higher-value grades and penetrating existing markets in order to diversify our product mix to maximize returns and manage fluctuation in demand.  See Competitive Strengths – Diversified Product Mix and Product Development.

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Production and Capacity Utilization.  Focusing on improving machine productivity though initiatives such as the asset reliability program, operator technical training and reducing machine dry-end losses in order to increase production rates and reduce production downtime in order to reduce our cash costs on a per tonne basis.

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Corporate Social Responsibility.  Corporate social responsibility is a core value.  Sustainability is based on achieving an appropriate balance between commerce, society and conservation.  In the context of persistent competitive and industry challenges, we are focused on strengthening relationships with employees and operating communities, improving workplace safety, and expanding supply-chain collaboration to further minimize environmental impacts. We have longstanding partnerships with external interest groups and experts, and observe international business principles such as those set out in the United Nations Global Compact.  We publicly report our sustainability results annually, following the guidelines set out in the Global Reporting Initiative.  See “Social Responsibility”.

LINES OF BUSINESS

We have three business segments:  specialty printing papers, newsprint and pulp.  The segmented results for these businesses are shown in the management’s discussion and analysis section of the 2010 Annual Report, which is incorporated by reference herein.

Paper

Paper Operations

Our specialty printing paper and newsprint can be manufactured on 10 paper machines at four mill locations.  Our paper machines consist of the following:

Crofton	Product
Paper Machine No. 1 (“PM1”)	Specialty/Newsprint
Paper Machine No. 2 (“PM2”)	Specialty
Paper Machine No. 3 (“PM3”)	Specialty/Newsprint

Port Alberni	Product
Paper Machine No. 4 (“PM4”)	Specialty
Paper Machine No. 5 (“PM5”)	Specialty

Powell River	Product
Paper Machine No. 9 (“PM9”)	Specialty
Paper Machine No. 10 (“PM10”)	Specialty
Paper Machine No. 11 (“PM11”)	Specialty/Newsprint

Snowflake	Product
Paper Machine No. 1 (“PM1”)	Specialty/Newsprint
Paper Machine No. 3 (“PM3”)	Specialty/Newsprint

Our 2011 capacity to produce specialty printing papers and newsprint, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

		Net Production
	Annual Capacity	Year ended December 31
Mill		2010	2009

Crofton(1)	436	289	358
Elk Falls(2)	0	0	52
Port Alberni	338	314	290
Powell River	479	458	456
Snowflake	337	292	232
	1,590	1,353	1,388

(1)
We have indefinitely curtailed our No.1 paper machine at Crofton, displacing the equivalent of  140,000 tonnes of annual newsprint production from Crofton.  The capacity noted above has not been adjusted to reflect this indefinite curtailment.

(2)	Annual capacity for Elk Falls reflects the permanent closure of all three paper machines at Elk Falls in September, 2010.

   Crofton

Crofton's capacity is 436,000 tonnes of newsprint and directory paper.  PM1 at Crofton was curtailed from February 1, 2009 to May 25, 2009 and indefinitely curtailed since January 21, 2010.

The Crofton paper mill’s three paper machines commenced operation in 1964, 1968 and 1982.  PM1 and PM3 are capable of producing either newsprint or directory paper as market conditions warrant and PM2 is dedicated to producing lightweight directory paper.  All machines were installed with, or have been converted to, twin-wire sheet formation, which provides a more uniform quality of sheet for both printing surfaces.  PM2 produces directory paper at the lowest industry basis weight.  Crofton also makes directory paper on PM3 and has the capability to make it on PM1.  Pulp furnish for the paper mill is supplied by a three-line TMP mill.

In 2008 we spent $1.4 on certain automation projects at the mill designed to reduce our operating costs.

Elk Falls

All three paper machines at Elk Falls were permanently closed in September, 2010 resulting in the removal of 526,000 tonnes of annual newsprint and uncoated mechanical paper capacity.

Port Alberni

Port Alberni's annual capacity is 338,000 tonnes of directory paper and lightweight coated paper.

The Port Alberni paper mill has two paper machines, one was put into operation in 1957 and the other in 1968. PM5 was upgraded in 1995 to produce lightweight coated paper and is the only lightweight coated paper machine in western North America.  Its on-line technology allows for the coating of paper on both sides simultaneously, reduces the amount of kraft pulp required to produce conventional lightweight coated paper and produces the desired product quality in terms of runability, printability and bulk.

Pulp furnish for the paper mill is supplied primarily from the mill's TMP plant.  An $8,000,000 upgrade to the mill’s TMP plant was completed in May, 2009 which increased the TMP facility’s capacity and displaced higher cost pulp. Equipment at the Port Alberni mill allows us to use crumb kraft pulp from the Crofton mill in our lightweight coated paper.

Powell River

Powell River's annual capacity is 479,000 tonnes of newsprint and uncoated specialty papers.  The Powell River mill has three paper machines, which were put into operation in 1957, 1967 and 1981.  These machines produce machine finished super-brights and hi-brights, soft calendered hi-bright papers and newsprint.  In 2004, we upgraded PM10 and the peroxide bleach plant to support the production of higher value specialty printing papers, including Electracal™ and Electraprime™ grades. We have dedicated PM9 to produce Electrastar™ and Electrabrite™ grades, our super-bright and hi-bright grades, respectively.  We continue our effort to push towards the development of high-brightness products at our Powell River mill, and in 2005 we completed a further upgrade of the peroxide bleach plant to expand the mill’s production capacity for higher brightness uncoated specialty printing grades. We spent $2.1 million in 2008 to automate our wrapline operation at the mill.

Pulp furnish for the paper mill comes primarily from a TMP plant.  The Powell River mill also has the capability to use recycled de-inked pulp on a limited scale.

We own, through our wholly owned subsidiary Catalyst Paper Energy Holdings Inc., 50.001% of Powell River Energy Inc. (“PREI”), which owns two hydroelectric dams near the Powell River mill with a combined generating capacity of 83 megawatts.  Pursuant to a power purchase agreement between us and PREI, PREI will provide the power generated by its facilities to us at a fixed rate approximating current British Columbia Hydro and Power Authority (“BC Hydro”) rates until January 31, 2011.  PREI’s hydroelectric facilities supply approximately 40% of the annual power needs of the Powell River mill, although this amount varies depending on hydrological conditions.  We have entered into a replacement power purchase agreement with PREI commencing on February 1, 2011 on substantially the same terms as the previous agreement for a five year term (with a five year renewal option) under which PREI will provide the power generated by its facilities to us at a rate essentially equivalent to the BC Hydro rate from time to time.

Snowflake

We acquired the Snowflake mill in April 2008.  Snowflake's annual capacity is 337,000 tonnes of recycled newsprint and uncoated specialties.  Snowflake was periodically curtailed throughout 2009.

The Snowflake mill has two paper machines, which were put in operation in 1961 and 1975.  A third paper machine, which produced corrugating medium, was owned by a third party and discontinued operations and was removed in 2008.  See “Three Year History - Closure of Smurfit Stone Container Corporation’s Corrugating Medium Machine at the Snowflake Mill”.  Up until late 2009, the Snowflake mill’s paper machines produced recycled newsprint exclusively, with basis weights of 45 g/m2 accounting for the bulk of production, and with the majority of the mill’s sales to customers based in California, Arizona, Texas, Nevada and Mexico.  Snowflake’s proximity to this customer base reduces freight costs and currently 80% of shipments are transported by truck with the remaining 20% transported by rail.  In late 2009 we began producing Electrabrite Lite at Snowflake and are now shipping this grade to freight logical retailers and commercial printers who were previously supplied from one of our mills in British Columbia.  This has resulted in two significant benefits:  freight cost reductions and increased run-time at Snowflake.

In 2008 Snowflake substantially completed a $7 million multi-year project that upgraded the mill’s No. 2 power boiler and associated components to allow the consumption of lower cost, lower energy content coal.  A supply of suitable low-cost coal is secured under a contract that expires in December, 2016.

The mill relies on ONP as its fibre source.  The majority of the mill’s ONP is obtained from the U.S. southwest, with additional volumes sourced from the mid-west and western regions.  25% of the mill’s ONP is secured under contract with AbitibiBowater Recycling until April 2011.

The Snowflake acquisition included the assets of The Apache Railway Company (“Apache”).  Apache is a short-line railway operating freight service from Snowflake, Arizona to Holbrook, Arizona.  Snowflake uses Apache to transport coal for one of its boilers and to transport a portion of its finished goods.  Apache has 72 kilometres (45 miles) of main line tracks and 12.8 kilometres (8 miles) of rail yard tracks on 209 hectares of land.  Apache owns six operating locomotives and leases its rail cars.  The majority of Apache’s revenue is derived from the Snowflake mill with the remainder from the transport of oil, corn, soybean, lumber and wood chips.

Paper Marketing

The principal customers for our specialty printing papers and newsprint are retailers, magazine, book and catalogue publishers, commercial printers, telephone directory publishers and newspaper publishers. These customers are located primarily in western and central North America, Asia and Latin America. Specialty printing paper and newsprint customers are served primarily by our sales and marketing personnel in North America and distributors and agents in other geographic markets.  Historically, approximately two-thirds of our paper sales revenue has been generated from sales to customers in the United States.  The United States is still the world's largest consumer of coated and uncoated mechanical paper and newsprint, representing 28% of the world’s consumption for coated mechanical paper, 35% for uncoated mechanicals and 19% for newsprint.

For the years ended December 31, 2010 and 2009, specialty paper accounted for 57% and 68% of our consolidated net sales revenue, respectively and newsprint accounted for 25% and 26% of our consolidated net sales revenue, respectively.

The Crofton mill is located on tidewater and has deep-sea vessel loading facilities.  Specialty printing paper and newsprint is shipped overseas primarily by deep-sea vessel, and by a combination of ship, barge, rail and truck for inland destinations.  We use the services of independent warehouses for distribution to our customers in other parts of the world.

Pulp

Pulp Operations

We manufacture market pulp on two lines of pulp production at our Crofton mill.  Our market pulp and white top linerboard operations at Elk Falls were permanently closed in 2008. Both lines of pulp production at our Crofton mill were indefinitely curtailed due to market conditions in March, 2009.  One line was restarted in October, 2009 and the second line was restarted in April, 2010. Our annual pulp production capacity for 2011 is 370,000 tonnes.

Our annual market pulp capacity is 310,000 tonnes (which excludes pulp consumed internally) as compared to market pulp production for the years ending December 31, 2010 and December 31, 2009 of 273,000 tonnes and 88,000 tonnes, respectively.

The first pulp line at Crofton began operating in 1957 and the second in 1965.  This mill is equipped with one continuous digester and eight batch digesters, which provide the flexibility to cook different species of chips independently. Crofton's batch digesters utilize a rapid displacement heating cooking system.  This system allows for quick turnaround in the batch cooking process, because it rapidly extracts and replaces the cooking liquor in the cooking vessel for each batch without a significant loss in temperature.  This technology improves the overall quality of Crofton pulps and provides a stronger and more uniform pulp than conventional batch cooking.

The Crofton kraft pulp mill produces Northern bleached softwood kraft, or NBSK pulp grades.   One grade is a low coarseness fine fibre pulp.  This pulp is consumed internally at our Port Alberni and Powell River operations and sold to market customers.  This pulp is a high tensile strength grade which is ideally suited for the manufacture of lightweight papers and tissue.  The other pulp grades produced are made from spruce, pine and fir (SPF), coastal hemlock and Douglas fir species.  These grades have high intrinsic strength and bulk, and are used in a variety of printing and writing papers and a range of specialty papers.

Pulp Marketing

Our Crofton pulp mill is well situated for export shipments to Asia and western Europe.  Our strategy is to maintain a diversified range of freight-logical customers, including producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products.

Pulp customers are served by sales and marketing personnel in Canada and a network of agents in locations throughout the world.  The Crofton pulp mill is located on tidewater and has deep-sea vessel loading facilities.  Pulp is shipped to offshore locations primarily by break bulk on deep-sea vessels and to a smaller degree by container shipments from Vancouver.

Paper Recycling Division

Our paper recycling operation was indefinitely curtailed in February, 2010 and permanently closed in September, 2010. Prior to curtailment of its operations, this operation recycled old newspapers, magazines and other waste paper into pulp suitable for the manufacture of newsprint, telephone directory paper and similar grades of paper. Its production capacity was 175,000 air-dried metric tonnes (“ADMT”) of pulp per year. Production in the 2010 fiscal year prior to curtailment of operations was 4,000 ADMT and average annual production in the preceding last three fiscal years was approximately 132,000 ADMT per year.

COMPETITION

The markets for our products are highly competitive on a global basis.  The pulp and paper industry is essentially a commodity market in which producers compete primarily on the basis of price.  In addition, since an important percentage of our production is directed to export markets, we compete on a worldwide basis against many producers of approximately the same or larger capacity.  In export markets, Canadian producers generally compete with American, European and Asian producers.

FIBRE SUPPLY

Our pulp and paper operations consume wood fibre which is purchased from more than 25 independent sawmills and more than 25 pulp log suppliers.  Our fibre supply comes primarily from residual wood chips and sawdust from sawmill operations located on the coast or in the southern interior of British Columbia and secondarily from the chipping of pulp logs originating from locations throughout the region.

In 2010 our fibre supply for our B.C. pulp and paper operations was comprised of sawmill wood chips (84%),  pulp logs (15%) and a small amount of recycled de-inked pulp.  Approximately 68 % of our fibre is provided by five suppliers.

Approximately 72% of our fibre is sourced under indefinite (evergreen) term fibre agreements with third party suppliers (some of which were put in place when we sold our timber and timber processing assets in the 1990s) with pricing based on market prices or at prices determined under market-based formulas and including an evergreen contract with a coastal log producer under which additional wood chips can be obtained from regional sawmills in exchange for sawlogs.

The remainder of the fibre requirements for our B.C. pulp and paper operations is sourced from independent suppliers, many under long-term contracts.  Fibre is purchased from these suppliers at market prices or at prices determined under market-based formulas.  From time to time we sell fibre to outside customers.  We also engage in fibre trading activities to ensure optimum allocation of different fibre grades to the appropriate product.

Fibre supply for our Snowflake mill consists of ONP. The majority of the mill’s ONP is obtained from the U.S. southwest, with additional volumes sourced from the mid-west and western regions.  25% of the mill’s ONP is secured under contract with AbitibiBowater Recycling until April 2011.

Our operations are subject to a wide range of issues that can impact the availability and price of fibre supply, including suppliers’ lumber market demand, sawlog supply, coastal solid wood industry restructuring, strikes, and regional market prices.  The diversity of supply from over 50 independent suppliers located in three geographical regions helps to mitigate the risk of interruptions to fibre deliveries to our operations. We experienced fibre shortages during 2008 and 2009 due to poor lumber markets and the residual effects of a strike by coastal loggers in 2007.  See “Three year History – Fibre Costs and Supply” and “Permanent Closure of Elk Falls Mill and Coquitlam Paper Recycling Facility”. Except for the permanent closure of the Elk Falls pulp and linerboard operation in 2008, these fibre shortages did not affect our production levels in 2008 and 2009 because of our extensive market curtailments during those years. Our production levels in 2010 were not impacted by fibre shortages.

During the past five years, we have implemented a chain of custody system to certify our wood fibre supply.  Over 50% of our fibre basket comes from forests with certification under the Program for the Endorsement of Forest Certification (“PEFC”).  PEFC is an independent non-profit organization that assesses and mutually recognizes national forest certification programs developed through multi-stakeholder processes.  The PEFC standard is a third party audited system that identifies the source of wood fibre and whether or not it is derived from a forest independently certified as being managed in accordance with a recognized sustainable forest certification system.  About 20% of our total fibre basket comes from recycled sources such as old newspapers and magazines.  In 2009 we achieved “FSC” certification at our Snowflake mill.

PROPERTIES

Our head office is located in leased premises in Richmond, British Columbia.  The lease covers an aggregate of 39,275 square feet and expires March 31, 2018.

We lease the land and buildings where our paper recycling facility is located.  The lease expires November 30, 2023, subject to one 10 year renewal option, and includes an option to purchase and a right of first offer in the event the landlord wishes to sell the land to a third party.  We also sub-lease the land and buildings for our distribution warehouse and facility in Surrey, British Columbia, which expires in June 2014, subject to further options to renew.  We lease the premises for our Nanaimo office pursuant to a lease which expires in August 2012 subject to one option to renew for three years. We lease the premises for our sales office in Seattle, Washington pursuant to a lease which expires in November, 2011 which has one five-year renewal option. We also lease certain lands surrounding our Snowflake mill, intended to operate as a buffer zone.

Each of our Crofton, Elk Falls, Powell River, Port Alberni and Snowflake manufacturing facilities are situated on land we own.  The Crofton mill is located on a 107 hectare site, the Elk Falls mill is located near the town of Campbell River, British Columbia on a 78 hectare site, the Powell River mill is located on a 94 hectare site, the Port Alberni mill is located on a 44 hectare site, the Snowflake mill is located on a 7,822 hectare site and Apache Railway is located on a 209 hectare site.

Our Crofton, Elk Falls, Powell River and Port Alberni properties are subject to a first lien in favour of the holders of our 11% senior secured notes due 2016 and a second lien in favour of the lenders under our ABL Facility.  Our Snowflake and Apache Railway properties are subject to a first lien in favour of our lenders under our ABL Facility and a second lien in favour of the holders of our 11% senior secured notes due 2016.

HUMAN RESOURCES

We have approximately 1,803 employees active hourly and salaried employees.

Approximately 1028 hourly employees at our Canadian pulp and paper mills (with the exception of the Paper Recycling Division and the Surrey Distribution Centre) are members of either the CEP or the PPWC.  59 hourly employees at the Surrey Distribution Centre are represented by the Christian Labour Association of Canada (“CLAC”).  Approximately 210 hourly employees at the Snowflake mill are members of the United Steelworkers union (“USW”) or the International Brotherhood of Electrical Workers (“IBEW”).  The 11 hourly employees of Apache Railway are members of the United Transportation Union (“UTU”) or Carpenters Union.

The current collective agreements with each of the CEP and PPWC locals at Elk Falls, Crofton and Powell River expire on April 30, 2012. The collective agreements with the CEP locals at Port Alberni expire April 30, 2013.  The collective agreement with the CLAC local expires in 2012.  The collective agreements with the USW was replaced effective March 1, 2011 and now expires in 2014. The collective agreements with the IBEW, UTU and Carpenters Union expire in 2011.

ENVIRONMENT

Our operations are subject to a wide range of general and industry-specific environmental laws and regulations including those related to waste management, air emissions, water discharges and remediation of environmental contamination.  There has been significant upgrading of our facilities during the decade to comply with solid and hazardous wastes, effluent and air regulations.  Environmental performance is monitored regularly by us, third party consultants and government regulatory bodies.  We believe that our facilities are operating in substantial compliance with applicable environmental laws and regulations.

In addition to regular monitoring of emission points and reporting to regulatory authorities, we manage our environmental performance through an environmental management system.  This system is registered to the ISO 14001:2004 standard at all four of our operating facilities.  The environmental management system utilizes annual internal surveillance audits and bi-annual external compliance audits of our manufacturing facilities.  The audit findings are communicated to management and a committee of the board of directors, so that appropriate action plans can be developed to address any deficiencies.  Compliance audits at the active B.C. operations and the Snowflake operation were completed during 2010. No new material issues were uncovered during those audits.

Numerous federal, state and provincial environmental initiatives are underway which could translate into more vigorous regulatory standards and permits in the next decade, especially with respect to air emissions.  Substances that have been targeted include particulates, sulphur dioxide and greenhouse gases.  A number of those initiatives are described below.

Recycled Content in Mechanical Paper

We are a major supplier of newsprint, directory and other mechanical printing papers to western North America.  The most significant of these markets is the western United States, where in three states - California, Arizona and Oregon - newspaper publishers and commercial printers are required by law to use a certain proportion of recycled containing paper. While the other western United States and Canada do not have legislated requirements for recycled containing paper, many printers and publishers are demanding some recycled containing paper as part of their supply mix.

We meet this market demand through paper manufactured at our Snowflake mill which is made from 100% recycled paper.

Solid Waste

An ongoing environmental issue faced by our operations is the disposal of solid waste.  Most non-recyclable waste is disposed of at on-site landfills.  Based on current practice we have at least five years’ capacity in the landfills at Port Alberni and Crofton, four years at Snowflake and approximately one year at Powell River (which will increase to 20-30 years after completion of  the expansion referred to below). We continue to work to reduce volumes sent to landfill by increasing recycling efforts and investigating alternative uses for all waste. Powell River’s application to amend its permit to expand its landfill was approved in 2008 but the amended permit was appealed by local residents.  The Environmental Appeal Board upheld the issuance of the amended permit and dismissed the appeal in June, 2010.

Effluent

In 2003 we began an initiative to reduce water use at all facilities.  These reductions resulted in lower waste water volumes being discharged and greater opportunities to improve the performance of the systems and reduce energy costs.  We delivered total reductions in water use of 22% between 2003 and 2008 on an absolute basis (17% on an intensity basis).  In 2009 our water use intensity was essentially the same as 2008 and in 2010, our absolute water use increased by approximately 21% over 2009 (18% on an intensity basis) due to increased production rates particularly kraft pulp production, which is a higher intensity process.

The Snowflake mill recycles 100% of its treated waste water by using the water for irrigation on farm land owned by the mill.  Feed crops are grown and sold to local farmers.

Air Emissions

Over the past fifteen years, substantial capital has been spent at all facilities upgrading air emissions controls and infrastructure.  This includes odour collection and treatment systems and new precipitators at Crofton and Elk Falls, a fluidized bed boiler conversion at Port Alberni, a fluidized bed boiler at Powell River and scrubber/precipitator upgrades at Snowflake.  Our facilities are well positioned to be compliant with future air emissions standards, which will likely focus on odour, fine particulates, sulphur oxides and other criteria air contaminants.

The federal government of Canada has indicated its intent to regulate priority air pollutants under the Clean Air Act.  The priority air pollutants include particulate matter and sulphur oxides (“SOx”). Under proposed targets Crofton will have to reduce SOx emission reductions at an estimated cost of $4-8 million. Implementation of the regulations is expected to begin in 2013.

The Snowflake mill upgraded emissions control equipment on its main power boiler in 2008, improving its ability to capture both particulates and sulphur oxides and enabling it to revert to the use of higher sulphur content and more economical coal supplies.  In February, 2011, the U.S. Environmental Protection Agency (“EPA”) finalized a rule intended to reduce air pollutants from industrial boilers.  As a result our Snowflake mill may be required to reduce its power boiler emissions at an estimated capital cost of $8 million.  The EPA has indicated that it plans to conduct additional public consultation on several technical aspects of this rule.

Climate Change

We have long recognized the importance of greenhouse gases (“GHG”) reductions, from the perspective of both stakeholder expectations and expanding regulatory requirements.  Our overall carbon footprint increased in 2008 with the acquisition of the Snowflake recycled newsprint mill, which is located in a heavily fossil fuel dependent jurisdiction and whose primary energy source is coal.  At our Canadian operations, however, direct GHG emissions were down 85% in 2010 relative to 1990 levels on an absolute basis (74 % on an intensity basis) compared to a reduction of 85% in 2009.

We were recognized through the Carbon Disclosure Project for the quality and financial relevance of our climate change disclosure in 2008, 2009 and 2010, and we introduced our carbon neutral Sage line of products in 2010 and continue to offer Catalyst Cooled™ manufactured carbon neutral products. By virtue of early response and rigorous carbon accounting, we believe we are well positioned relative to developments like the implementation of a carbon tax and potential carbon related monetization opportunities.  The B.C. government imposed a broad based carbon tax on fossil fuels commencing July 1, 2008.  The tax rate increased from $15/tonne CO2e to $20/tonne on July 1, 2010.  See “Three Year History - B.C. Carbon Tax”.

The federal government of Canada has indicated its intent to regulate GHG under the Canadian Environmental Protection Act.  The forest products sector is named as one of the targeted sectors for regulation.  In January 2010 the Federal Government, as part of its commitment to the Copenhagen Accord, announced a GHG reduction target of 17% by 2020 based on 2005 emissions.  It is unknown what the federal government’s final position on this initiative will be as none have been enacted into law.  The finalization of the legislation is expected to coincide with the development of U.S. climate change policy.

British Columbia is a signatory to the Western Climate Initiative (“WCI”), a collaboration of four provinces and seven U.S. states, whose mandate is to obtain a 15% reduction in GHG below 2005 levels among member entities by 2020.  In addition, the B.C. government has announced a goal of reducing the provincial release of GHG by 33% by 2020 based on 2007 levels with interim targets of 6% by 2012 and 18% by 2016.  British Columbia has also indicated its intention to  implement a cap and trade system for GHG by 2012 and is expected to issue regulations for this cap and trade program in the spring of 2011. Effective January 1, 2010, a GHG reporting regulation was brought into effect by the B.C. government which affects our three paper mills in British Columbia. The regulation includes requirements for calculating and reporting GHG emissions from facilities that release 10,000 tonnes or more of GHG’s per year plus a third party verification for facilities that release 25,000 tonnes or more.  The first report on GHG emissions under this regulation is due by March 31, 2011.

The United States has indicated its intention to introduce more stringent environmental regulation and implement policies designed to reduce greenhouse gas emissions through the Clean Air Act but the timing of the implementation of any national limits is uncertain.  The EPA’s climate change regulatory initiatives may also be delayed by up to 2 years from the current 2011 scheduled implementation date. It is too early to determine the full impact these laws and policies will have on our Snowflake operations but we could be required to incur additional capital expenditures, purchase offset credits or take other actions that increase the capital or operating costs at the Snowflake mill.

It is too early to determine the full impact on us of these regulatory proposals and whether we will have a deficit or surplus of carbon credits under any relevant regulatory scheme.  As in the case of the federal policy development, the WCI and B.C. climate change policies may be rolled into a North American policy.  Our priorities are to ensure that we receive appropriate recognition for the reductions already achieved at our Canadian operations and to ensure that cogeneration from renewable fuels is adequately recognized.

In 2010, we spent approximately $0.3 million on environmental capital projects.  We estimate that capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of our properties, will total approximately $2.7 million in 2011.

Contaminated Sites

We are not aware of any our sites or land parcels which are considered contaminated under the Province’s contaminated sites legislation.

Under British Columbia law, a site is considered to be a “contaminated site” if the site exceeds prescribed levels of certain classes of substances.  The legislation specifies the circumstances in which a “site profile” must be prepared in respect of any property that has been used for certain industrial or commercial purposes.  If a site is determined to be contaminated, remediation will normally be required under government supervision.  As current and past owners of mill sites, all forest products companies in British Columbia may face remediation costs particularly as a result of historical operations and disposal practices. Compliance with this legislation has not resulted in any material cost to us but there can be no guarantee that such costs will not be incurred in the future as a consequence, for example, of the discovery of unknown conditions or changes in enforcement policies.

SOCIAL RESPONSIBILITY

Fibre Certification Chain of Custody

We have implemented a chain of custody system to verify that select paper products made at our Crofton, Port Alberni and Powell River mills contain 100% certified wood fibre.  See “Fibre Supply”. An FSC chain of custody system was implemented in Snowflake in April 2009. In December 2009 FSC awarded a five year group certificate to the Coast Forest Initiative (of which Catalyst is a member).  This enables an additional FSC certified fibre source in British Columbia for use in our fibre stream.

Aboriginal Relations and Business Development

We continue to maintain cordial relationships with numerous First Nations bands in proximity of our mills, and to develop aboriginal business initiatives at a pace and scope suitable to the capacity of each band.  The most extensive initiative is a limited partnership with the Tla’Amin (“Sliammon”) Nation and the City of Powell River which was formed in 2006.  In Port Alberni, we continue to discuss opportunities with Hupacasath Nation, one of 14 nations that make up the Nuu chah nulth Tribal Council.  Closure of the Elk Falls kraft pulp mill necessitated an adjustment to the joint environment committee formed in 2006 with the Wewaikai Nation in Campbell River.  The band’s recommendations on environmental impacts continues to be sought and considered in our decision making and mill operations.

Carbon Emission Reduction Reporting

We continue to participate in the Carbon Disclosure Project, a study backed by institutional investors worldwide.  We consider this an important global reporting initiative that reinforces the need for risk-return analysis by companies and their investors of the potential impact of environmental factors such as climate change on business and industry operations.

This complements our voluntary initiative with World Wildlife Fund Inc. (“WWF”) and the Center for Energy and Climate Solutions, a division of Global Environment & Technology Foundation (“GETF”) to reduce CO2 emissions at our British Columbia based facilities to 70% below our 1990 emissions by the year 2010 primarily through energy conservation measures.  Our 2010 absolute greenhouse gas emissions were 85% below 1990 levels.

Clean Production Initiative

As consumer and regulatory focus on toxic substances of concern continues to grow, we have relied on our work with WWF Canada to transition to direct measurement of priority emissions.  Under this clean production initiative, testing of actual emissions has frequently been found to be less than previous estimates based on data derived from emission factors.  Preliminary work has also extended to procurement of chemicals and reductions of substances of concern. Annually updated and mill-specific top twenty lists of substances of concern, using a methodology adapted by WWF, continued to drive expanded testing and inform the prioritization of our reduction efforts.

RESEARCH AND DEVELOPMENT

Research required to meet our specific needs is conducted at private laboratories under the direction of our technical experts and at the mill laboratories.  Business unit technical staff provide scientific and technological expertise in support of operations and product development efforts.  Our internal product development team carried out the bulk of our product development efforts in 2010. We did not make significant research and development expenditures to outside contractors in 2010 due to our cash conservation focus.
CAPITAL EXPENDITURES

Over the past five years our capital expenditures on continuing operations have totalled approximately $244 million.  In the year ended December 31, 2010, approximately $11.2 million was spent on various environmental, maintenance of business and discretionary projects.  Capital expenditures were significantly lower in 2010 compared to prior years as a result of a concerted effort to preserve cash.  We expect to increase our capital spending to approximately $35 million in 2011. We also expect to incur capital spending of approximately $18 million related to two projects that are focused on energy efficiency, environmental improvement and cost reduction and to fund these projects by utilizing $18 million of available Green Transformation Program credits. See “Three Year History – Green Transformation Program Credits”.

The following table summarizes capital expenditures on continuing operations over the past five years:

$ Millions	2010	2009	2008	2007	2006	Total

Paper (1)	11	11	39	75	83	217
Pulp	0	1	3	11	10	27
Continuing Operations	11	12	42	86	93	244

(1)	The paper segment includes capital expenditures related to PREI. We consolidate 100% of PREI.

CAPITAL STRUCTURE

We are authorized to issue an unlimited number of common shares and 100,000,000 preferred shares.  As of December 31, 2010, there were 381,753,490 common shares issued and outstanding and no preferred shares issued and outstanding.  All of the issued and outstanding common shares are fully paid.  Holders of common shares are entitled to receive dividends as and when declared by our Board of Directors and, unless otherwise provided by legislation, are entitled to one vote per share on all matters to be voted on at all meetings of shareholders.  Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of common shares are entitled to share rateably in the remaining assets available for distribution after payment of liabilities.  The common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to the common shares.

FOREIGN OPERATIONS

We operate a recycled newsprint manufacturing facility in Snowflake, Arizona.  See “Three Year History - Acquisition of Snowflake Mill and Related Rights Offering” and “Lines of Business - Paper - Snowflake”.

RISK FACTORS

Our business and operations are subject to a number of risk factors which are set out under the heading “Risks and Uncertainties” in the management’s discussion and analysis contained in the 2010 Annual Report, which is incorporated herein by reference.  The 2010 Annual Report for our most recently completed financial year is available on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS

We occasionally become party to legal proceedings, generally related to contract disputes and employment law in the ordinary course of business.  The final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on our financial results.

DIVIDENDS

We are currently restricted from paying dividends under the terms of our bond indentures because our cumulative losses (adjusted to exclude foreign exchange gains/losses on debt) since the initial bond issue exceed cash proceeds from equity issues for the same period.  No dividends have been paid in the last five years.

RATINGS

The Corporation’s credit rating information is provided in this Annual Information Form as it relates to the Corporation’s financing costs, liquidity and operations. The rating agencies regularly evaluate the Corporation, and their ratings of the Corporation’s debt are based on a number of factors, including the Corporation’s financial strength as well as factors not entirely within the Corporation’s control, including conditions affecting the forest products industry generally and the overall state of the economy.

Our borrowing costs in respect of short-term and long-term financing and our ability to obtain such financings are impacted by our credit ratings. A reduction in the rating on the Corporation’s debt by its rating agencies, or a negative change in the Corporation’s ratings outlook, could adversely affect the Corporation’s cost of financing and its access to sources of liquidity and capital.  Changes in our credit ratings may also affect our ability to enter into and maintain contracts with customers and suppliers in the ordinary course on satisfactory terms as well as our ability to, and the associated costs to enter into, derivative or hedging transactions.

The following table highlights our credit ratings and assigned outlooks with Moody’s Investor Services (“Moody’s), Standard and Poor’s (“S&P”) and Dominion Bond Rating Service (“DBRS”) as of December 31, 2010, 2009 and 2008.

December 31

Moody’s
Outlook
Corporate Family rating
Senior secured debt
Senior unsecured debt
Speculative Grade Liquidity

Standard & Poor’s
Outlook
Long-term Corporate credit rating
Senior secured debt
Senior unsecured debt

DBRS
Outlook
Long Term Issuer Rating
Senior secured debt
Senior unsecured debt

2010 Negative Caa1 B3 Caa2 SGL-4 Stable CCC+ CCC+ CCC- Negative CCCH BH CCC	2009 Negative B3 - Caa3 SGL-3 Credit Watch - Negative CC - C Under Review - Negative BL - CCC	2008 Negative B1 - B2 SGL-3 Negative B - B Negative - - BB

Moody’s downgraded the Corporation’s long-term corporate credit rating to Caa1 from B3 and revised its probability of default rating in March 2010 to Caa1/LD from Caa3.  The “LD” suffix, indicating a limited default, was temporary and is a customary status arising from the bond exchange at a discount from par.  Moody’s also downgraded the Corporation’s speculative grade liquidity rating to SGL-4 from SGL-3, and upgraded its rating for the company’s unsecured notes due 2014 to Caa2 from Caa3. Moody’s has assigned a rating of BB to the 11% senior secured notes due December 2016 issued in March and May, 2010.

S&P lowered its credit ratings for the Corporation in March, 2010, including its long-term corporate credit rating to SD from CC and its issue rating on the unsecured notes due 2011 to D from C.  S&P also placed the unsecured notes due 2014 on CreditWatch with positive implications.  On March 15, 2010, S&P raised its long-term corporate credit rating for the company to CCC+ from SD and raised the issue ratings on the Corporation’s remaining unsecured notes due 2011 to CCC- from D.  S&P also assigned a CCC+ issue rating to the new 11% senior secured notes due December 2016, raised the issue rating on the senior unsecured notes due 2014 to CCC- from C and removed the CreditWatch with positive implications.

On May 19, 2010, S&P assigned its issue-level and recovery rating of CCC+ to our newly-issued US$110 million Class B 11% senior secured notes due December 2016, consistent with their long-term corporate credit rating for the company. At the same time, S&P revised their outlook on the Corporation to stable from negative

The credit ratings reflect Moodys and S&P’s concern that the Corporation’s net earnings and cash flows would be negatively affected by market conditions for its products in 2010.

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated.  According to the Moody’s rating system, an obligation rated B is considered speculative and subject to high credit risk.  Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk. Moody’s applies numerical modifiers, 1, 2 and 3 in each generic rating classification from AA through Caa in its corporate bond rating system.  The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. A probability of default rating (PDR) is an opinion of the relative likelihood that any entity within a corporate family will default on one or more of its debt obligations. A LD probability of default rating is assigned for distressed exchanges where they have been completed. Moody’s SGL rating is on a scale of 1 to 4 and is based on four components:  internal sources, external sources, covenant compliance and alternate liquidity.

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  According to the S&P’s rating system, any obligor rated CCC is currently vulnerable, and is dependent upon favourable business, financial and economic conditions to meet its financial commitments.  An obligation rated CCC is currently vulnerable to nonpayment, and is dependent upon favourable business, financial and economic conditions for the obligor to meets its financial commitment on the obligation.  In the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.  The rates from AA to CCC may be modified by the addition of a + or – sign to show relative standing within the major rating categories. An obligor rated SD (selective default) has failed to pay one or more of its financial obligations (rated or unrated) when it came due.  An SD rating is assigned when S&P believes that the obligor has selectively defaulted on a specific issue or class of obligations but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner.  A selective default includes the completion of a distressed exchange offer, whereby one or more financial obligations is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  According to the DBRS rating system, CCC is a very highly speculative credit quality with the issue in danger of defaulting on financial obligations.  The ratings from AA to CCC may be modified by the addition of a high (H) or low (L) modifier to show relative standing within the major rating categories.  The lack of one of these designations indicates a rating which is essentially in the middle of the category.

The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.

MARKET FOR SECURITIES

Our common shares are listed for trading on the Toronto Stock Exchange (TSX) under the symbol CTL.  During 2010, the common shares traded at a high of $0.440, a low of $0.09 and an average daily volume of 1,039,569.  The price range and average daily volume of trading of the common shares on the TSX during each month of 2010 was as follows:

Month	Price Range Low-High ($)	Volume
January	0.195-0.300	1,090,814
February	0.205-0.265	991,427
March	0.210-0.280	583,499
April	0.250-0.440	1,637,333
May	0.185-0.290	724,058
June	0.150-0.200	458,877
July	0.130-0.170	421,999
August	0.090-0.145	1,047,048
September	0.090-0.115	1,116,155
October	0.100-0.265	1,938,169
November	0.160-0.260	979,026
December	0.150-0.240	1,586,014

MATERIAL CONTRACTS

Since January 1, 2002, we have entered into and are currently party to the following material contracts:

1.
Indenture, dated as of May 15, 2003, governing the Corporation’s 8 5/8% Senior Notes due 2011, among the Corporation, the subsidiary guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (the “2003 Notes Indenture”).

2.
First Supplemental Indenture amending the 2003 Notes Indenture, dated as of December 1, 2003, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

3.
Indenture, dated as of March 23, 2004, governing Catalyst’s 7 3/8% Senior Notes due 2014, among Catalyst, the subsidiary guarantors and Wells Fargo Bank, National Association, as trustee (the “2004 Notes Indenture”).

4.
Second Supplemental Indenture amending the 2003 Notes Indenture, dated as of July 14, 2006, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

5.	Standby Purchase Agreement dated February 10, 2008 between the Corporation, BMO Nesbitt Burns Inc. and Genuity Capital Markets.

6.	Oversubscription Agreement dated February 10, 2008 between the Corporation and Third Avenue International Value Fund.

7.	Asset and Stock Purchase Agreement dated February 10, 2008 between the Corporation and Abitibi Consolidated Sales Corporation relating to the acquisition of the Snowflake mill.

8.	Dealer Manager Agreement dated February 29, 2008 between the Corporation, BMO Nesbitt Burns Inc. and Genuity Capital Markets.

9.
Subscription Receipt Agreement dated February 29, 2008 between the Corporation, BMO Nesbitt Burns Inc. on its own behalf and on behalf of Genuity Capital Markets, Third Avenue Trust on behalf of Third Avenue International Value Fund and CIBC Mellon Trust Company.

10.
Third Supplemental Indenture amending the 2003 Notes Indenture, dated as of April 10, 2008, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

11.
Second Supplemental Indenture amending the 2004 Notes Indenture, dated as of April 10, 2008, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

12.
Credit Agreement for the ABL Facility dated as of August 13, 2008 among the Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc. as Borrower, the subsidiary guarantors named therein, CIT Business Credit Canada Inc., J.P. Morgan Securities Inc., and the lender parties named therein (the “ABL Facility”).

13.	Support Agreement dated January 25, 2010 between the Corporation and certain holders of the Corporation’s 8.625% senior notes due June 15, 2011.

14.
Indenture dated as of March 10, 2010 governing the Corporation’s 11% senior secured notes due 2016 among the Corporation, the subsidiary guarantors named therein, Wilmington Trust FSB, as Trustee and Computershare Trust Company of Canada as collateral trustee.

15.
Fourth Supplemental Indenture amending the 2003 Notes Indenture, dated as of March 10, 2010 among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.

16.
Third Supplemental Indenture amending the 2004 Notes Indenture dated as of March 10, 2010 among the Corporation, the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee.

17.
First Amending Agreement amending the ABL Facility, dated as of March 10, 2010 among the Corporation, Catalyst Paper, Catalyst Paper Holdings Inc., and Catalyst Paper (Snowflake) Inc. as Borrower, the subsidiary guarantors named therein, CIT Business Credit Canada Inc., J.P. Morgan Securities Inc., and the lender parties named therein

18.
Second Amending Agreements amending the ABL Facility, dated as of May 11, 2010 among the Corporation, Catalyst Paper, Catalyst Paper Holdings Inc., and Catalyst Paper (Snowflake) Inc. as Borrower, the subsidiary guarantors named therein, CIT Business Credit Canada Inc., J.P. Morgan Securities Inc., and the lender parties named therein.

19.
Indenture dated as of May 19, 2010 governing the Corporation’s Class B 11% senior secured notes due 2016 among the Corporation, the subsidiary guarantors named therein, Wilmington Trust FSB, as Trustee and Computershare Trust Company of Canada as collateral trustee.

20.
Third Amending Agreement amending the ABL Facility, dated as of October 7, 2010 among the Corporation, Catalyst Paper, Catalyst Paper Holdings Inc., and Catalyst Paper (Snowflake) Inc. as Borrower, the subsidiary guarantors named therein, CIBC Asset-Based Lending Inc. (formerly CIT Business Credit Canada Inc.), J.P. Morgan Securities Inc., and the lender parties named therein.

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company, at its offices in Vancouver, B.C. and Toronto, Ontario, is the Corporation’s registrar and transfer agent.

AUDIT COMMITTEE INFORMATION

The Audit Committee consists of Thomas S. Chambers, Douglas P. Hayhurst, Jeffrey G. Marshall and M. Dallas H. Ross.  Each of these directors is independent for the purposes of sitting on the Audit Committee, as defined under applicable legislation, and is financially literate.  The Board has determined that Mr. Chambers qualifies as an “audit committee financial expert” for the purposes of applicable legislation.  The relevant education and experience of each Audit Committee member is as follows:

Name	Relevant Education and Experience

T.S. Chambers
Mr. Chambers has been a chartered accountant since 1969.  He was an audit partner at PricewaterhouseCoopers LLP from 1976 to 2002 and was the managing partner of PricewaterhouseCoopers LLP’s and its predecessor’s Canadian audit practice from 1996 to 2001.  Mr. Chambers is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004.  Mr. Chambers is the chair of three other audit committees.

D. P. Hayhurst
Mr. Hayhurst has been a chartered accountant since 1973.  He was a tax partner at Pricewaterhouse from 1980 to 1991, the deputy national managing partner of  Pricewaterhouse from 1991 to 1996, the British Columbia managing partner of Pricewaterhouse from 1996 to 1998 and was Global Industry Leader with PricewaterhouseCoopers from 1998 to 2002.  Mr. Hayhurst is a certified director from the Institute of Corporate Directors and a Fellow of the Institute of Chartered Accountants of BC. Mr. Hayhurst is a chair/member of three other audit committees.

J.G. Marshall
Mr. Marshall is chairman of Smith Marshall, a strategic partnership which provides business consulting services to industry.  He has been  President and Chief Executive Officer of Aluma Enterprises Inc., a construction technology company, and Marshall Drummond McCall Inc., and in those capacities he actively supervised financial officers.  He is a member of one other audit committee.  He holds an MBA (Finance) from McGill University.

M. Dallas H. Ross
Mr. Ross is a general partner of Kinetic Capital Partners, a private investment partnership and was previously managing director, Investment Banking and Mergers & Acquisitions with ScotiaMcLeod Inc.  Mr. Ross is President & CFO of Westshore Holdings Ltd. and the CFO of Westshore Investments Ltd.  Mr. Ross holds a B. Comm. (Honors) from the University of British Columbia and qualified as a Chartered Accountant in 1984.  Mr. Ross is a chair of one other audit committee.

The principal functions of the Audit Committee are:

(i)	to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to shareholders and other interested persons;

(ii)	to evaluate systems of internal control and procedures for financial reporting;

(iii)	to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditor;

(iv)	to monitor the performance of the external and internal auditors and assess the independence thereof; and

(v)	to recommend to the Board the appointment of investment managers for the Corporation’s salaried pension plans and to monitor the performance of these managers.

The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually.

The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented.  The Audit Committee is also responsible for the Corporation’s financial reporting processes and the quality of its financial reporting.  The Audit Committee is free to communicate with the Corporation’s external and internal auditors at any time, and the committee meets with the Corporation’s internal and external auditors, without management present, on a regular basis.

Through the Audit Committee, the Board has approved policies relating to the treatment and disclosure of corporate information.  Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, the legal, investor relations and corporate controller’s departments and others as required to ensure timely and accurate disclosure.

All quarterly and annual financial statements, material press releases, investor presentations and other corporate materials are posted immediately on the Corporation’s website (www.catalystpaper.com).  The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors.  The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000.  All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair’s pre-approval.  In March 2011, the Audit Committee approved the engagement of the external auditors for the period ending February 28, 2012 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $400,000. In the most recently completed financial year, no recommendation of the Audit Committee to nominate and compensate an external auditor was not adopted by the Board.

During the last two years, we paid the following fees to our external auditors:

	Period Ending December 31
	2010	2009

(a) Audit Fees	$715,000	$764,500
(b) Audit Related Fees	293,780	195,406
(c) Tax Fees	130,547	142,880
(d) All Other Fees	—	—
Total	$1,139,327	$1,102,786

The services rendered in connection with “Audit Related Fees” in 2010 consisted primarily of the auditor’s involvement with securities offering documents, the audit of our pension plan, other accounting advice primarily related to our conversion to United States generally accepted accounting principles and additional audit and accounting work related to asset impairments, variable interest entity accounting and hedging. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

A copy of the Terms of Reference of the Audit Committee is attached as Appendix A to this Annual Information Form.

CORPORATE GOVERNANCE

Additional information regarding our corporate governance practices, including the terms of reference for our Board of Directors and our board committees, is contained in our management proxy circular for our most recent annual meeting.  This document can be found on SEDAR at www.sedar.com.

DIRECTORS AND OFFICERS

As of March 1, 2011, the name and municipality of residence of each of the directors and officers of the Corporation, the office held by each and the principal occupation of each during the past five years are as follows:

DIRECTORS

Name and Municipality of Residence	Principal Occupation	Director Since

Thomas S. Chambers Vancouver, British Columbia	President, Senior Partner Services Ltd. Previously, Partner, PricewaterhouseCoopers	October 30, 2003

Kevin J. Clarke Vancouver, British Columbia	President and Chief Executive Officer, Catalyst Paper Corporation. Previously Group President, World Color	June 21, 2010

William F. Dickson Vancouver, British Columbia	Corporate director. Chairman of Fraserwood Industries Ltd. Previously, a partner of and counsel to Lawson Lundell LLP, where he practised corporate and commercial law	June 9, 2008

Benjamin C. Duster, IV Atlanta, Georgia	Senior Advisor, Watermark Advisors (financial advisory services). Previously, Partner, Masson & Company LLC (financial restructuring firm)	December 1, 2006

Douglas P. Hayhurst Vancouver, British Columbia	Corporate director	May 31, 2010

Denis Jean Lac Megantic, Quebec	Corporate director and consultant	March 28, 2007

Jeffrey G. Marshall Niagara-on-the-Lake, Ontario	Chairman, Smith Marshall (business consulting services). Previously, President and Chief Executive Officer, Aluma Enterprises Inc.	December 1, 2006

Alan B. Miller New York, New York	Corporate director, senior counsel with Weil Gotshal & Manges LLP	May 31, 2010

Geoff Plant Vancouver, British Columbia	Partner with Heenan Blaikie LLP.	May 31, 2010

M. Dallas H. Ross Vancouver, British Columbia	Partner with Kinetic Capital Partners, an equity investment firm	May 31, 2010

Messrs. Jean, Hayhurst, Marshall and Plant are members of the Corporation’s Environmental, Health and Safety Committee.

Messrs. Dickson, Miller and Plant are members of the Corporation’s Governance Committee.

Messrs. Marshall, Chambers, Miller and Ross are members of the Corporation’s Human Resources and Compensation Committee.

Messrs. Chambers, Hayhurst, Marshall and Ross are members of the Corporation’s Audit Committee.

Messrs. Duster, Jean, Ross, Miller and Dickson are members of the Corporation’s ad hoc Strategic Alternatives Committee.

OFFICERS

Name and Municipality of Residence	Principal Occupation

David L. Adderley Vancouver, British Columbia	Vice President and General Counsel. Previously lawyer in private practice.

Brian Baarda Surrey, British Columbia	Vice President, Finance and Chief Financial Officer. Previously Vice President, Operations - Newsprint, ONP Procurement, Recycling.

Lyn Brown Vancouver, British Columbia	Vice President, Corporate Relations and Social Responsibility. Previously, Director, Corporate Affairs and Social Responsibility.

Stephen Boniferro Delta, British Columbia	Senior Vice President, Human Resources. Previously, Vice President, Algoma Steel.

Kevin J. Clarke Vancouver, British Columbia	President and Chief Executive Officer. Previously Group President, World Color

L. Thomas Crowley Bainbridge Island, Washington	Senior Vice President, Sales and Marketing. Previously Vice President and General Manager, Specialty Papers.

Brian Johnston Campbell River, British Columbia	Vice President, Operations. Previously Vice President, Operations - Speciality Paper and Pulp.

Robert H. Lindstrom Burnaby, British Columbia	Vice President, Supply Chain, Energy & Information Technology. Previously, Vice President, Strategy, Vice President, Supply and Utilities, Pulp Operations.

Peter M. Staiger Vancouver, British Columbia	Vice President & Treasurer. Previously, Corporate Controller & Treasurer.

Robert L. Stepusin Vancouver, British Columbia	Senior Vice President, Business Improvement. Previously, Executive Vice President, Finance and Administration, World Color

Our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over less than 1% of our issued and outstanding Common Shares.  Mr. Marshall was a director of Neenan Foundry Company on February 3, 2010 when it filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code but ceased to be a director of that company on July 29, 2010.

INTERESTS OF EXPERTS

KPMG LLP is our auditor and has prepared an audit report on the 2010 Financial Statements.  KPMG LLP has confirmed that they are independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Towers Watson provides certain pension consulting and actuarial services to the Corporation. Mercer provides certain U.S. pension consulting services to the Corporation.

ADDITIONAL INFORMATION

Additional financial information is provided in the management’s discussion and analysis section of the 2010 Annual Report and the 2010 Financial Statements.

Further information relating to the Corporation may be found on SEDAR at www.sedar.com, including the management proxy circular for the Corporation’s most recent annual meeting, which contains additional information regarding directors’ and officers’ remuneration, principal holders of our securities, and securities authorized for issuance under equity compensation plans.

In addition, we will provide to any person, upon request to the Corporate Secretary of the Corporation:

(a)	when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a distribution of our securities:

(i)	one copy of our Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the 2010 Financial Statements together with the accompanying report of the auditor and one copy of any of our interim financial statements subsequent to the 2010 Financial Statements;

(iii)	one copy of our Information Circular in respect of our most recent annual meeting of shareholders that involved the election of directors; and

(iv)
one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)
at any other time, one copy of any other documents referred to in (a) (i), (ii) and (iii) above, provided we may require the payment of a reasonable charge if the request is made by a person who is not a holder of our securities.

GLOSSARY OF TERMS

Basis weight – the weight of paper per specified area, such as gsm.

Capacity – the number of units which can be produced in a year based on operating with the normal number of shifts and maintenance interruptions.

Coated paper – paper which is coated with clay and treated to impart a smooth glossy surface.

Coated mechanical paper – coated light to medium paper produced from mechanical pulping and used principally for magazine and mail order catalogues, inserts, flyers, coupons and direct mail.  The term is often used interchangeably with coated groundwood paper.

Directory paper – lightweight uncoated groundwood paper suitable for printing telephone and commercial directory books.

Effluent – outflowing waste discharge from a pulp and paper mill.

Furnish – a blend of different types of pulps and additives which are provided to the paper machine for making paper.

Groundwood specialty paper – coated and uncoated printing papers, with mechanical pulp as their major component, which differ from newsprint in brightness, surface characteristics and end uses.

High brightness paper – a group of uncoated groundwood papers with brightness levels greater than standard newsprint.

Linerboard – a type of kraft paperboard, generally unbleached, used to line or face corrugated core board (on both sides) to form shipping boxes and various types of containers.

Newsprint – a printing paper whose major use is in newspapers.  It is made largely from groundwood, ONP or mechanical pulp reinforced to varying degrees with chemical pulp.

Particulate emissions – the discharge of all airborne solid or liquid materials other than uncombined water.

Printability – the ease with which paper can be printed to high quality standards with the least amount of spoilage.

Printing papers – a general term used to describe those grades of paper used by the printing trades, including job, book, magazine, and newspaper printers.

Pulp – the generic term describing the fibres derived from wood.  Pulp can result from a variety of pulping processes including cooking, refining, grinding or the processing and cleaning of waste paper.  Pulp can be either in a wet or dry state.  Types of pulp include:

Bleached pulp – pulp that has been purified or whitened by chemical treatment to alter colouring matter and has taken on a higher brightness characteristic.

Chemical pulp – obtained by cooking wood in solutions of various chemicals. The principal chemical processes are sulphite and sulphate (kraft).

De-inked pulp – obtained by removing inks, clays and coatings, bindings and other additives from waste papers (primarily old newspapers and office waste) so that it can be reused as a source of papermaking furnish.

Kraft pulp – chemical pulp produced by an alkaline cooking process using sodium sulphate.

Market pulp – pulp sold on the open market.

Northern bleached softwood kraft (“NBSK”) pulp – kraft pulp produced from slow-growing coniferous trees indigenous to the forests of Canada, the northern United States and Scandinavian countries.  NBSK pulp is noted for its strength and length of fibre.

Thermomechanical pulp (“TMP”) – pulp produced from wood chips using heated mechanical processes to break the bonds between the wood fibres.

Runnability – the ease with which paper can be run through presses with the least amount of breakages.

Soft-calender – a machine which improves the smoothness and gloss of paper by running it through a combination of steel rolls and proprietary synthetic rolls.

Twin-wire – refers to a paper machine with forming wires on both sides of the paper surface which provide a more uniform quality of sheet for both printing surfaces.  Older machines typically only have a forming wire on the lower surface.

Uncoated specialty paper – uncoated printing papers, with mechanical pulp as their major component, which differ from newsprint in brightness and surface characteristics and are used for magazines, catalogues, supplements, inserts and flyers.

White top linerboard - any type of single and multi-ply liner used to make boxes and other containers for shipping materials, and the type of paperboard used to make them up.

Woodfree – paper grades manufactured almost entirely with kraft pulp, and containing less than 10 per cent groundwood or mechanical pulp.

Measurements

gsm – grams per square metre.

tonne – metric ton – 1,000 kilograms or 2,204 pounds (1.1023 tons).

APPENDIX A

Audit Committee Terms of Reference

I.	Purpose

The purpose of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, identifying and monitoring the management of the principal risks that could impact the financial reports of the Corporation, reviewing the systems of corporate controls which management and the Board have established, monitoring auditor independence and the audit process, and monitoring the financial administration of the pension plans for employees of the Corporation which are managed by it.  The Committee is directly responsible for overseeing the work of the external auditors.  The Committee also provides an avenue of communication among the external auditor, internal auditor, management and the Board.

More specifically the purpose of the Committee is to satisfy itself that:

A.
The Corporation’s annual financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation and to recommend to the Board whether the annual financial statements should be approved.

B.
The financial information contained in the Corporation’s quarterly financial statements and report, Annual Report and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form and information contained in any other material disclosure document is fairly presented in all material respects and to recommend to the Board whether these materials should be approved.

C.
The Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements.  This would include appropriate disclosure controls and procedures that enable financial information to be recorded, processed, summarized and reported within the time periods required by law.

D.
The external auditor is independent and qualified and the internal and external audit functions have been effectively carried out and any matter which the internal or the external auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

The Committee will also report and make recommendations to the Board in respect of the administrative aspects of pension plan investment policy, the performance of the investment portfolios and compliance with government pension legislation.

II.	Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three directors to serve on the Committee, each of whom shall be an independent director.1

B.
All members shall be financially literate, (as defined by applicable legislation). At least one member shall have accounting or related financial management expertise and, if required by applicable legislation, at least one member shall be a financial expert.

C.	The Committee Chair shall be appointed by the Board.

D.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for Committee meetings with the Chief Financial Officer; and

(iii)	chair Committee meetings.

E.
Any member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

F.
The Committee will meet at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements. Additional meetings may be held as deemed necessary by the Chair of the Committee or as requested by any member or by the internal or external auditors.

G.
A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members.  Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

H.	The Committee will meet regularly with management, the internal auditors and the external auditors in separate sessions.

I.	The minutes of all meetings of the Committee will be provided to the Board.

J.	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

K.	The Committee shall choose as its Secretary such person as it deems appropriate.

L.
The internal and external auditors shall be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee, and shall appear before the Committee when requested to do so by the Committee.

III.	Authority and Responsibilities

A.	Audit Committee Terms of Reference

The Committee shall review and assess the adequacy of its terms of reference at least annually and submit its terms of reference to the Board for approval.

B.	Financial Reporting Control Systems

The Committee shall:

(i)	review reports from senior officers outlining any significant changes in financial risks facing the Corporation;

(ii)	review the management letter of the external auditors and the Corporation’s responses to suggestions made;

(iii)
review any new appointments to senior positions with financial reporting responsibilities and pre-approve the hiring to a financial reporting oversight role of any person who had been employed by the Corporation’s external auditors within one year prior to the commencement of procedures for the current audit engagement; and

(iv)
annually, as of the end of the Corporation’s fiscal year, in consultation with management, external auditors and internal auditors, evaluate the Corporation’s internal controls and procedures for financial reporting,  discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures and review significant findings prepared by the external auditors and the internal auditors together with management’s responses.

C.	Interim Financial Statements

The Committee shall:

(i)
review interim financial statements with Corporation officers prior to their release and, if applicable, recommend their approval to the Board; this will include a detailed review of quarterly and year-to-date results and management’s discussion and analysis; and

(ii)	review narrative comment and associated press releases accompanying interim financial statements.

D.	Annual Financial Statements and Other Financial Information

The Committee shall:

(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)
obtain summaries of significant issues regarding accounting principles, practices and significant management estimates and judgments, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration;

(iii)
obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers;

(iv)	review and discuss reports from external auditors on:

(a)	all critical accounting policies and practices to be used;

(b)
all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

(c)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences; and

(d)	the external auditors attestation of management’s internal control report if required by applicable law;

(v)
review disclosures made to the Committee by the CEO and CFO during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(vi)	review with management, including the CEO and CFO, management’s internal control report required to be included in any statutory document;

(vii)	review and investigate complaints and confidential submissions to the Corporation or the Committee regarding internal controls or questionable accounting or auditing matters;

(viii)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(ix)	review and discuss the annual financial statements and the auditors’ report thereon with the Corporation’s officers and the auditors;

(x)	review the Annual Report and other annual public information documents including the Annual Information Form, Management’s Discussion and Analysis and any related press releases;

(xi)	provide to the Board a recommendation as to whether the annual financial statements should be approved;

(xii)	ensure that appropriate disclosure controls and procedures are in place and annually assess the adequacy of such procedures;

(xiii)	review the Corporation’s various sources of risk and management’s plans to mitigate such risk including insurance, hedging, etc.; and

(xiv)	review the actuarial funding status of the pension plans managed by the Corporation.

E.	External Audit Terms of Reference, Reports, Planning and Appointment

The external auditor shall report directly to the Committee. The Committee shall:

(i)
review the audit plan with the external auditors and oversee the work of the external auditors in preparing and issuing the auditors’ report and performing other audit, review or attest services for the Corporation;

(ii)	annually review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;

(iii)	discuss with the external auditors, without management present, matters affecting the conduct of their audit and other corporate matters;

(iv)	consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles;

(v)
recommend to the Board each year the retention or replacement of the external auditors; if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition;

(vi)	annually review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditors;

(vii)
pre-approve all non-audit services to be performed by the external auditors that are not prohibited by law (unless such approval is not required by applicable law), provided that the Chair of the Committee may pre-approve a specified type of non-audit services that have a value equal to up to CDN$100,000.  All non-audit services pre-approved by the Chair shall be presented to the Committee at its first scheduled meeting following such pre-approval;

(viii)	ensure the rotation of the lead or coordinating audit partner having primary responsibility for the audit as required by law; and

(ix)	review and approve the Corporation’s hiring policies regarding employees and former employees of the Corporation’s present and former external auditors.

F.	Internal Audit and Legal Compliance

The Committee shall:

(i)	review quarterly the significant reports of the internal audit function together with management’s response to those reports;

(ii)	annually review the mandate, planned activities, budget and resources of the internal audit function for the coming year;

(iii)	review legal matters with the Corporation’s legal counsel;

(iv)
establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

G.	Material Disclosure Documents

The Committee shall review the contents of any financial information within any prospectus, information circular or other material disclosure documents prior to their release and recommend to the Board whether these materials should be approved.

H.	Pension Plans

The Committee shall:

(i)
establish, review and if appropriate recommend to the Board amendment of the funding and investment objectives for pension trust funds established in connection with pension plans for employees of the Corporation and its subsidiaries for the purpose of meeting the long term obligations arising from such pension plans and complying with the appropriate pension legislation;

(ii)
review and evaluate recommendations from the Retirement Plan Committee on the appointment and termination of investment managers, external auditors, actuaries, trustees and/or custodians and approve the appointment or change in such service providers;

(iii)	report to the Board on the investment of all pension trust funds of the Corporation and its subsidiaries at not fewer than two meetings each year; and

(iv)	approve material changes to the documentation for the Plans.

In giving effect to the foregoing, the Committee will approve procedures by which it will oversee the Retirement Plan Committee of Management of the Corporation, which respectively has management responsibility for the administration of pension plan benefits and the investment of pension plan assets.

IV.	Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.
The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain and compensate independent counsel and other persons having special expertise to assist it in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.
The Committee is authorized to communicate directly with the internal and external auditors and request the presence, at any meeting, of a representative from the external auditors, senior management, internal audit, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

V.	Committee Timetable

The timetable outlined on the following pages outlines the Committee’s schedule of activities during the year.

1 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 52-110 – Audit Committees; and (ii) any other applicable legislation or policy.  In order to be in a position to satisfy certain U.S. requirements, the members of the Audit Committee must also satisfy certain NYSE requirements.

Audit Committee Terms of Reference
Forward Agenda

Meeting Timing	February	April	July	October
Agenda Item:

A. Financial Reporting Control Systems
(i) Review reports from senior officers outlining changes in financial risks.	X	X	X	X
(ii) Review management letter of external auditor and Corporation’s responses to suggestions made.		X
(iii) Review any new appointments to senior positions with financial reporting responsibilities.	X	X	X	X
(iv) Obtain assurance from both internal and external auditors regarding the overall control environment and the adequacy of accounting system controls.	X	X	X	X
(v) Review financial statement certification process and disclosure controls and procedures.			X
(vi)     Review procedures for receipt and treatment of complaints regarding accounting controls or auditing matters and confidential, anonymous submission of concerns regarding accounting or auditing matters.
X
(vii) Receive and review external auditors report on critical accounting policies.			X

B. Interim Financial Statements
(i) Review interim financial statements with Corporation prior to their release and recommend their approval to the Board.	X	X	X	X
(ii) Review management’s discussion and analysis and associated press releases, accompanying interim financial statements.	X	X	X	X

C. Annual Financial Statements and Other Financial Information
(i) Review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements.	X	X	X	X
(ii) Obtain summaries of significant transactions, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration.	X	X	X	X
(iii)    Obtain draft annual financial statements in advance of the committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers.
X
(iv) Review summary of the status of any material pending or threatened litigation, claims and assessments.	X	X	X	X
(v) Discuss the annual financial statements and the auditors’ report thereon in detail with Corporation officers and the auditors.	X
(vi) Review critical accounting policies, alternative treatments of financial information and material communication between management and external auditors.	X	X	X	X
(vii) Review the annual report and other annual public information documents, including management’s discussion and analysis and earnings press release.	X
(viii) Provide to the Board a recommendation as to whether the annual financial statements should be approved.	X
(ix) Review risk management plans such as insurance programs.				X
(x) Review hedging programs and policies		X
(xi) Review actuarial funding status of Pension Plans.	X
(xii) Assess adequacy of disclosure controls and procedures.			X

D. External Audit Terms of Reference, Reports, Planning and Appointment
(i) Review the audit plan with the external auditors				X
(ii) Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.	X
(iii)    Recommend to the Board the retention or replacement of the external auditors. If there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition.
X
(iv) Assess independence of external auditors. Ensure rotation of lead or coordinating audit partner having primary responsibility for the audit as required by law.	X
(v) Review and approve engagement of external auditors for non-audit services.	X
(vi) Review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditor.		X
(vii) Review hiring policies regarding employees of external auditor.			X

E. Internal Audit Reports and Planning
(i) Review the summary report of the internal audit function for the past year.	X
(ii) Review planned activities and resources of the internal audit function for the coming year.		X

F. Governance Matters
(i) Review Audit Committee terms of reference.	X
(ii) Review key accounting and finance policies.			X

G. Material Disclosure Documents
(i) Review the contents of any material disclosure document prior to their release and recommend their approval to the Board.	X	X	X	X

H. Pension Plans
(i) Review pension committee terms of reference			X
(ii). Review pension plan Investment Guidelines and Objectives.			X
(iii) Review management reports on quarterly pension fund investment performance.	X	X	X	X
(iv) Report to board on pension fund investment performance.	X		X